

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Jason Wells
Chief Financial Officer
CenterPoint Energy, Inc.
1111 Louisiana St.
Houston, TX 77002

> **Re: CenterPoint Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-31447**

Dear Mr. Wells:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation